Exhibit 99.1

Ambow Education Holding Ltd. Announces Appointment of New Independent Directors

BEIJING, June 4, 2013 — Ambow Education Holding Ltd. (“Ambow” or the “Company” NYSE: AMBO), a leading national provider of educational and career enhancement services in China, today announced that Dr. Ping Wu and Mr. Winston Sim have been appointed as independent directors of the Company, and Mr. Winston Sim has also been appointed as a member of the audit committee of the Company.

Dr. Ping Wu is the co-founder of Summitview Capital China Venture Capital Funds and has invested in more than 30 start-up companies since 2010. Prior to co-founding Summitview Capital, he was the co-founder and had served as President, Chief Executive Officer and Chairman of board of directors of Spreadtrum Communications Inc, a Nasdaq listed leading fabless semiconductor provider in China with advanced technology in 2G, 3G and 4G wireless communications standards, since its inception in April 2001. Dr. Ping Wu served as Senior Director at Mobilink Telecom Inc. from 1997 until 2001.  Prior to 1997, Dr. Wu served as Sr. Design Manager of Trident Microsystems, Inc. Dr. Wu holds a Bachelor of Science degree in electrical engineering from Tsinghua University and a master degree and Ph.D. degree in electrical engineering from the China Academy of Aerospace Aerodynamics.

Mr. Winston Sim has been a partner of WS Associates, a Singapore accounting firm, since 2003. Prior to that, he worked with KPMG Singapore as an audit assistant/senior audit associate from 1997 to 1999 and an audit manager/senior audit manager from 1999 to 2003. Mr. Winston Sim is a Certified Public Accountant in Singapore, a Chartered Certified Accountant and a fellow of the Association of Chartered Certified Accountants.

About Ambow Education Holding Ltd.

Ambow Education Holding Ltd. (NYSE: AMBO) is a leading national provider of educational and career enhancement services in China, offering high-quality, individualized services and products. Ambow has two business divisions: “Better Schools,” which includes K-12 schools and tutoring centers; and “Better Jobs,” which includes colleges and career enhancement centers. With its extensive network of regional service hubs complemented by a dynamic proprietary learning platform and distributors, Ambow provides its services and products to students in 30 out of the 31 provinces and autonomous regions within China.

For investor and media inquiries please contact:

Ms. Annie Wang

IR Manager

Ambow Education Holding Ltd.

Tel: +86-10-6026-8042

Email: ir@ambow.com